

Alexander M. · 2nd

 **Navisyo**

Shareholder / Partner @ Navisyo - Humanist - International
Recognized Speaker & Life Coach

Miami Beach, Florida, United States · 500+ connections ·

Contact info

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Home | Navisyo
Navisyo2

Navisyo is dedicated to connecting boat owners and
travelers from around the world to both authentic...



alexander michaels
changetohappy

humanist, motivational speaker, 5000 hours of
training with 40,000 total of combined audien...

Activity

4,767 followers

 **Earlier this year a dear friend of mine side kicked by his lovely wife decided t...**
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 **Same here Manuel, I feel the ti getting closer...**
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 **A sneak peak at our marketplace? Will post shortly another second video of a...**
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4 Reactions • 2 Comments

 **Here is the introduction video company and what we do with**
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Experience

 **Founder**
Navisyo · Full-time
Dec 2019 – Present · 1 yr 1 mo
World

Navisyo™ is dedicated to connecting boat owners and travelers from around the world to both authentic Voyages, Floatel & Events' experiences on the water with honesty, safety, integrity and by following their heartfelt motto of "Keeping it Real".

Founder
World CC Project www.worldccproject.com
2016 – Present · 4 yrs
Miami/Fort Lauderdale Area

We are a Boutique Marketing Solutions specializing in increasing sales for any size businesses anywhere in the world.

Our Key Differentiators: ...see mor

Founder

www.change2happy.com

Sep 2012 – Present · 8 yrs 4 mos

World

Motivational Speaker, Humanist.
Master NPL Certified, Hypnotherapy Certified, Transactional Analysis Certified, Emotional Freedom Techniques Certified, and Master in Emotional Intelligence by the National Guid of Hypnosis and The National Federation of Neuro Linguistic Programming 1532 US Hi ...see mor

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CEO

AMG FM Trading LLC. (Master Franchisee of Federico Mahora for the Middle East)

Aug 2011 – Oct 2017 · 6 yrs 3 mos

Dubai, United Arab Emirates

Created and successfully established distribution throughout the Gulf Region and beyond its borders such as Southern Africa and Thailand as the Master Franchisee of a European based perfume company. Built strong relationships with all local distributors which resulted in multi million dollars yearly sales from Year 1. Countries where this was successfully achie\ ...see mor

Founder

Alexandre Bakery & Lounge

Jan 2008 – Dec 2011 · 4 yrs

Manila, Philippines

Alexander created a new concept of bakery that transforms in the early night into a wine loung
with Live bands. See press clippings.



